Atna Announces the Passing of Wilson J. Barbour, Director

Vancouver, B.C. (June 20, 2007). Atna Resources Ltd. (ATN:TSX) announces with regret and sorrow, the sudden and unexpected death of Wilson J. Barbour, on Friday, June 15th.  Wil was elected to Atna’s Board of Directors in May, 2003, and served with diligence, intelligence, and integrity for more than 4 years.  He was a team player who would often take an opposing position to ensure that every aspect of a debate or decision was thoroughly considered.  Wil constantly battled bureaucratic and regulatory obfuscation in order to achieve clarity and transparency in all aspects of the Company’s disclosure and activity.  His “holy grail” was to present clear and understandable reporting to financial and non-financial shareholders alike.

The Atna Board and staff will miss Wil’s wise counsel, as well as his good friendship.

ATNA RESOURCES LTD.
Suite 510, 510 Burrard Street, Vancouver, British Columbia, V6C 3A8
Telephone: (604) 684-2285; Facsimile: (604)684-8887; E-mail: kjohnston@atna.com